Filed Pursuant to Rule 424(b)(3) of the
Rules and Regulations Under the
Securities Act of 1933
Registration Statement No. 333-133722

PROSPECTUS SUPPLEMENT (To Prospectus dated May 12, 2006)

AMERICAN TIRE DISTRIBUTORS, INC.

Senior Floating Rate Notes due 2012

Guaranteed by American Tire Distributors Holdings, Inc.

This Prospectus Supplement, together with the Prospectus contained in the aforementioned Registration Statement, is to be used by the selling security holders named in the Prospectus in connection with resales of the above-referenced securities.

February 25, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 18, 2008

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-124878	59-3796143
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

12200 Herbert Wayne Court, Suite 150 (28078)

P.O. Box 3145

Huntersville, North Carolina 28070-3145

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (704) 992-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On December 22, 2008, American Tire Distributors Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission a Current Report on Form 8-K (“December 8-K”) to report the acquisition of Am-Pac Tire Dist. Inc. (“Am-Pac”) by its wholly-owned subsidiary, American Tire Distributors, Inc. (“ATD”). This Form 8-K/A amends the December 8-K to include the financial information required by Item 9.01 of Form 8-K. The information previously reported in the December 8-K is hereby incorporated by reference into this Form 8-K/A.

Item 9.01	Financial Statements and Exhibits.

Set forth below are the financial statements relating to the completed acquisition described above that are required to be filed as part of this Form 8-K/A:

(a)	Financial Statements of Business Acquired.

(i)	The audited consolidated balance sheets of Am-Pac as of September 30, 2008 and December 31, 2007 and the related consolidated statements of operations, change in stockholders’ equity and cash flows for the nine month period ended September 30, 2008 and years ended December 31, 2007 and 2006 are attached hereto as Exhibit 99.2 and are incorporated herein by reference

(b)	Pro Forma Financial Information.

The following information is attached hereto as Exhibit 99.3 and incorporated by reference:

(i)	Unaudited Pro Forma Condensed Combined Balance Sheet as of October 4, 2008.

(ii)	Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended October 4, 2008.

(iii)	Unaudited Pro Forma Condensed Combined Statement of Operations for the Fiscal Year Ended December 29, 2007.

(iv)	Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

(d)	Exhibits.

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of December 18, 2008, by and among American Tire Distributors, Inc., ITOCHU International Inc., ITOCHU Corporation and Am-Pac Tire Dist. Inc. (Incorporated by reference to the Company’s Form 8-K, filed on December 22, 2008).

23.1	Consent of Deloitte & Touche LLP, Independent Auditors for Am-Pac (Filed herewith).

99.1	Press Release dated December 19, 2008 (Incorporated by reference to the Company’s Form 8-K, filed on December 22, 2008).

99.2	The audited consolidated balance sheets of Am-Pac as of September 30, 2008 and December 31, 2007 and the related consolidated statements of operations, change in stockholders’ equity and cash flows for the nine month period ended September 30, 2008 and years ended December 31, 2007 and 2006 (Filed herewith).

99.3	Unaudited Pro Forma Condensed Combined Financial Statements (Filed herewith).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

Date: February 25, 2009	BY:	/s/ David L. Dyckman
David L. Dyckman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of December 18, 2008, by and among American Tire Distributors, Inc., ITOCHU International Inc., ITOCHU Corporation and Am-Pac Tire Dist. Inc. (Incorporated by reference to the Company’s Form 8-K, filed on December 22, 2008).

23.1	Consent of Deloitte & Touche LLP, Independent Auditors for Am-Pac (Filed herewith).

99.1	Press Release dated December 19, 2008 (Incorporated by reference to the Company’s Form 8-K, filed on December 22, 2008).

99.2	The audited consolidated balance sheets of Am-Pac as of September 30, 2008 and December 31, 2007 and the related consolidated statements of operations, change in stockholders’ equity and cash flows for the nine month period ended September 30, 2008 and years ended December 31, 2007 and 2006 (Filed herewith).

99.3	Unaudited Pro Forma Condensed Combined Financial Statements (Filed herewith).

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-13372 on Form S-1, as amended, of American Tire Distributors, Inc. and American Tire Distributors Holdings, Inc. of our report dated December 12, 2008, except for Note 12, as to which the date is December 18, 2008, relating to the consolidated financial statements of Am-Pac Tire Dist., Inc and Subsidiary appearing in this Current Report on Form 8-K/A of American Tire Distributors Holdings, Inc. dated February 25, 2009.

/s/ Deloitte & Touche LLP

Los Angeles, CA

February 25, 2009

Exhibit 99.2

AM-PAC TIRE DIST., INC.

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Am-Pac Tire Dist., Inc.

Simi Valley, California

We have audited the accompanying consolidated balance sheets of Am-Pac Tire Dist., Inc. and subsidiary (a majority owned-subsidiary of Itochu Corporation, collectively, the “Company”) as of September 30, 2008 and December 31, 2007 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2008 and December 31, 2007 and the results of their operations and their cash flows for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the consolidated financial statements, on December 18, 2008, American Tire Distributors, Inc., a wholly owned subsidiary of American Tire Distributors Holdings, Inc. acquired all of the issued and outstanding common stock of the Company.

/s/ Deloitte & Touche LLP

Los Angeles, CA

December 12, 2008, except for Note 12, as to which the date is December 18, 2008

AM-PAC TIRE DIST., INC. AND SUBSIDIARY

(A Majority-Owned Subsidiary of Itochu Corporation)

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

	September 30,	December 31,
	2008	2007
ASSETS (Note 6)

CURRENT ASSETS:
Cash (Note 2)	$1,632,115	$1,599,978
Trade accounts receivable — Net (Note 2)	27,654,652	24,631,584
Other receivables (Note 8)	2,042,561	1,717,714
Inventories (Notes 2, 5, and 8)	74,693,871	70,009,312
Due from affiliate (Note 8)	505,637	732,964
Prepaid expenses and other current assets	2,010,389	1,776,273
Income taxes receivable (Notes 8 and 9)	7,388,891	7,770,623
Deferred tax assets (Note 9)		1,928,269

Total current assets	115,928,116	110,166,717

INVENTORIES (Notes 2 and 8)	2,240,851	3,029,910
PROPERTY AND EQUIPMENT — Net (Notes 3, 5, and 7)	8,839,318	9,128,520
GOODWILL (Notes 4 and 5)	11,055,078	11,055,078
INTANGIBLE ASSETS — Net (Note 4)	2,123,117	2,163,617
DEFERRED TAX ASSETS (Note 9)		2,705,327
OTHER ASSETS (Notes 2 and 11)	1,608,886	1,823,736

TOTAL	$141,795,366	$140,072,905

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Book overdraft	$—	$4,232,428
Borrowings under lines of credit (Note 6)		16,850,000
Accounts payable and line of credit due to affiliates (Note 8)	66,611,170	26,678,130
Accounts payable and accrued expenses (Note 2)	59,018,639	64,209,188
Current portion of long-term debt (Note 7)	308,402	2,146,011

Total current liabilities	125,938,211	114,115,757

LONG-TERM DEBT — Net of current portion (Note 7)	826,737	1,001,448

OTHER LIABILITIES (Note 11)	921,224	1,266,587

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS’ EQUITY:
Common stock, no par value — authorized, 10,000 shares; issued and outstanding, 1,200 shares	29,925,000	29,925,000
Accumulated deficit	(15,815,806)	(6,235,887)

Total stockholders’ equity	14,109,194	23,689,113

TOTAL	$141,795,366	$140,072,905

See notes to consolidated financial statements.

AM-PAC TIRE DIST., INC. AND SUBSIDIARY

(A Majority-Owned Subsidiary of Itochu Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

AND THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Nine-Month Period Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
NET SALES:
Product sales	$241,254,752	$320,004,998	$346,166,364
Commission income	2,766,222	3,706,322	2,782,143

Net sales	244,020,974	323,711,320	348,948,507
COST OF SALES — EXCLUDING DEPRECIATION (Note 2)	184,678,326	243,938,485	263,293,630
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES (Notes 2, 3, 4, 8, 10, and 11)	62,088,227	81,849,757	84,847,142
IMPAIRMENT LOSS (Note 4)			15,189,444
GAIN ON SALE OF RETAIL STORES		259,598	789,812
GAIN (LOSS) ON DISPOSAL OF PROPERTY AND EQUIPMENT	(16,297)	13,287	—

OPERATING LOSS	(2,761,876)	(1,804,037)	(13,591,897)

OTHER INCOME (EXPENSE):
Interest expense (Notes 6, 7, and 8)	(1,504,961)	(2,454,005)	(2,015,550)
Interest income	129,086	337,681	351,934
Gain (loss) on interest swap contracts (Note 2)	(18,123)	(82,731)	85,982
Equity income from investment (Note 2)	15,000	79,331	15,440
Other (expense) income — net (Note 11)	(72,258)	420,475	402,329

Total other income (expense)	(1,451,256)	(1,699,249)	(1,159,865)

LOSS BEFORE INCOME TAXES	(4,213,132)	(3,503,286)	(14,751,762)

INCOME TAX (EXPENSE) BENEFIT (Note 9)	(5,366,787)	1,217,924	5,109,353

NET LOSS	$(9,579,919)	$(2,285,362)	$(9,642,409)

See notes to consolidated financial statements.

AM-PAC TIRE DIST., INC. AND SUBSIDIARY

(A Majority-Owned Subsidiary of Itochu Corporation)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

AND THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
BALANCE — January 1, 2006	1,200	$29,925,000	$5,691,884	$35,616,884
Net loss			(9,642,409)	(9,642,409)

BALANCE — December 31, 2006	1,200	29,925,000	(3,950,525)	25,974,475
Net loss			(2,285,362)	(2,285,362)

BALANCE — December 31, 2007	1,200	29,925,000	(6,235,887)	23,689,113
Net loss			(9,579,919)	(9,579,919)

BALANCE — September 30, 2008	1,200	$29,925,000	$(15,815,806)	$14,109,194

See notes to consolidated financial statements.

AM-PAC TIRE DIST., INC. AND SUBSIDIARY

(A Majority-Owned Subsidiary of Itochu Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

AND THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Nine-Month Period Ended September 30,	Year Ended December 31,	Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,579,919)	$(2,285,362)	$(9,642,409)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,457,158	2,077,014	2,072,793
Impairment of goodwill and intangible assets			15,189,444
(Gain) loss on deferred compensation plan assets	213,775	(244,174)	(105,407)
(Gain) loss on disposal of property and equipment	22,154	(13,287)
Gain on sale of retail stores		(259,598)	(789,812)
Unrealized loss (gain) on interest swap contracts	18,123	82,731	(85,982)
Deferred income taxes	4,633,596	(194,651)	(4,972,728)
Equity in income from investment	(15,000)	(79,331)	(15,440)
Changes in net operating assets and liabilities:
Trade accounts receivable	(3,023,068)	684,636	1,702,466
Other receivables	(422,762)	(863,203)	165,446
Inventories	(3,895,500)	(14,271,590)	9,352,230
Due from affiliate	227,327	(582,175)	992,129
Prepaid expenses and other current assets	(234,116)	(245,775)	(317,289)
Other assets	16,075	116,411	(67,054)
Income taxes receivable	381,732	(805,333)	(1,092,840)
Book overdraft	(4,232,428)	3,910,979	(5,193,500)
Accounts payable and accrued expenses	(5,190,548)	18,184,511	(14,221,416)
Accounts payable due to affiliate	6,833,040	(6,540,588)	2,453,987
Other liabilities	(363,486)	87,238	172,459

Net cash used in operating activities	(13,153,847)	(1,241,547)	(4,402,923)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(1,080,531)	(3,406,368)	(1,947,930)
Proceeds from disposal of property and equipment		43,516
Proceeds from sale of retail stores		372,836	950,000
Acquisitions of intangible assets		(8,952)
Acquisitions of retail stores		(244,966)	(598,083)
Decrease of short-term investment		690,900
Collections of notes receivable on sale of retail stores	97,915	—	53,237

Net cash used in investing activities	(982,616)	(2,553,034)	(1,542,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under line of credit from affiliate	53,710,464	3,500,000	21,000,000
Repayments under line of credit from affiliate	(20,610,464)	(3,500,000)
Borrowings on line of credit	55,050,000	111,600,000	85,195,985
Repayments on line of credit	(71,900,000)	(105,200,000)	(93,872,858)
Repayments of capital leases	(14,001)	(136,104)	(279,707)
Repayments of long-term debt	(2,067,399)	(2,309,451)	(6,312,731)

Net cash provided by financing activities	14,168,600	3,954,445	5,730,689

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,137	159,864	(215,010)
CASH AND CASH EQUIVALENTS — Beginning of period/year	1,599,978	1,440,114	2,346,025

CASH AND CASH EQUIVALENTS — End of period/year	$1,632,115	$1,599,978	$2,131,015

			(Continued )

AM-PAC TIRE DIST., INC. AND SUBSIDIARY

(A Majority-Owned Subsidiary of Itochu Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

AND THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Nine-Month Period Ended September 30, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid (received) during the year for:

Interest	$1,775,021	$2,667,691	$2,077,025

Income taxes — net of refunds received	$351,459	$(217,940)	$847,760

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Inventory and supplies and property and equipment acquired from franchisee in exchange for accounts receivable forgiveness upon store purchase	$—	$120,177	$—

During the nine-month period ended September 30, 2008, the Company purchased property and equipment totaling $70,000 using capital leases.

During 2006, the Company sold six retail locations resulting in a total gain of $789,812. The total combined sales price was $1,175,000, of which $950,000 was paid in cash and the remaining $225,000 was paid for using a note receivable.

See notes to consolidated financial statements.	(Concluded	)

AM-PAC TIRE DIST., INC. AND SUBSIDIARY

(A Majority-Owned Subsidiary of Itochu Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

AND THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	THE COMPANY AND DESCRIPTION OF BUSINESS

Am-Pac Tire Dist., Inc. and subsidiary (collectively, the “Company”) is engaged in the wholesale and retail distribution of tires and tire-related products and services in the United States. The Company’s retail stores operate under the brand names Tire Pros and Autotire. The Company has one wholly owned subsidiary, Tire Pros Francorp (“Francorp”) which is engaged in the business of selling and administering franchises for retail centers operated under the trade name Tire Pros and principally provides marketing and administrative services. As of September 30, 2008, the Company operated 26 distribution centers, 40 retail stores, and 220 franchises.

The Company’s shares are held 60% by Itochu Corporation (“Itochu”) and 40% by Itochu International, Inc. (“III”). III has committed to provide sufficient funding, either through additional loans or through capital, to enable the Company to meet its obligations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the Company and its wholly owned subsidiary, Francorp. All intercompany balances are eliminated in consolidation.

Use of Estimates — Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

Presentation — Certain captions included in the consolidated balance sheets as of December 31, 2007 and 2006 and the consolidated statement of cash flows for the years ended December 31, 2007 and 2006 have been condensed or disaggregated to conform with the current-year presentation.

Fair Value of Financial Instruments — In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157, Fair Value Measurements. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. FASB Statement No. 157 requires companies to disclose the fair value of financial instruments according to a fair value hierarchy as defined in the standard. During the nine-month period ended September 30, 2008, the Company adopted FASB Statement No. 157 for financial assets and liabilities. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Included in the table below are assets and liabilities recorded at fair value on a recurring basis:

		Recorded Value
	Type	September 30, 2008	December 31, 2007
Assets
Trading Securities	Level 1	$921,224	$1,187,710

Liabilities
Interest Rate Swap Liability	Level 2	$—	$78,877

Other financial instruments included in the consolidated balance sheets are borrowings under line of credit and long-term debt. The estimated fair value is approximately equal to the carrying value as of September 30, 2008 and December 31, 2007 because borrowings under line of credit have variable interest rates that are adjusted frequently and long-term debt has a fixed interest rate that approximates the market interest rates. It was not practical to estimate the fair value of the related-party line of credit due to the related-party nature of the balances.

During the nine-month period ended September 30, 2008, the Company adopted FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment to FASB Statement No. 115. The Company did not elect to report any eligible financial assets or liabilities at fair value. Accordingly, the adoption of this pronouncement did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Cash — The Company considers all highly liquid instruments with a maturity of three months or less at the purchase date to be cash equivalents. At September 30, 2008 and December 31, 2007, cash of approximately $1,040,000 and $496,000, respectively, was in excess of cash in bank amounts insured by the Federal Deposit Insurance Corporation.

Trade Accounts Receivable — Trade accounts receivable are recorded at the invoiced amount and do not bear interest; however, the Company does assess finance charges on past due accounts which are recorded in net sales in the consolidated statements of operations. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. A specific reserve is established for past due accounts and a general reserve is also provided based on historical write-offs. The allowance for doubtful accounts was $842,000 and $424,000 at September 30, 2008 and December 31, 2007, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories — Inventories, principally automobile tires, are stated at the lower of cost or market. Cost is determined by the weighted-average method. A reserve for excess and obsolete inventory is estimated based on historical experience and forecasted sales. The Company’s inventory includes certain tire products, some of which are in excess of a one-year operating cycle; such inventories are shown as noncurrent inventories in the accompanying consolidated balance sheets.

Property and Equipment — Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 3. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or the estimated useful life of the asset.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying value might not be recoverable. If indicators of impairment exist, the recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated fair value, which is determined using valuation techniques, such as appraisals or undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Intangible Assets — Goodwill and intangible assets primarily consist of goodwill, trademark, covenant not to compete, and others, which are mainly licensing agreements. The covenant not to compete is amortized on a straight-line basis over the three-year term of the covenant not to compete. Licensing agreements are amortized on a straight-line basis over a 10- to 15-year period.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at September 30 annually and more frequently if events or changes in circumstances indicate that the asset might be impaired.

Equity Method Investment — The Company has a 23.81% equity investment in American Car Care Centers (ACCC), which is accounted for using the equity method. ACCC engages in a program to assist its stockholders and their customers in the promotion, marketing, distribution, and sale of tires and tire supplies, accessories, and equipment. The investment of $295,666 and $280,666 was included in other assets in the consolidated balance sheets at September 30, 2008 and December 31, 2007, respectively. Equity in income of $15,000, $79,331 and $15,440 was recorded during the nine-month period ended September 30, 2008 and during the years ended December 31, 2007 and 2006, respectively, and was included in other income (expense) in the consolidated statements of operations.

Investments — Mutual funds investments are classified as trading securities and are included in other assets in the consolidated balance sheets. The Company recognizes valuation adjustments to its investment account in other income (expense) along with a corresponding adjustment to the deferred compensation liability and selling, general, and administrative expenses.

Derivative Instruments and Hedging Activities — The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be recorded in the balance sheet at their respective fair values.

The Company had two interest rate swap transactions with Bank of America for terms ending December 22, 2008 and January 2, 2009, respectively, as economic hedges against the interest rate risk associated with outstanding borrowings at variable rates. The objective of the swap agreements was to eliminate the variability of cash flows related to interest rate payments on a note payable to Bank of America. The swap agreements effectively locked in a total of $5,000,000 each of the Company’s variable rate revolving credit liability at a fixed rate of 5.03% and 5.08%, respectively.

The Company believed it was not practical to designate the pay-fixed interest rate swap agreements as a cash flow hedge, as defined under FASB Statement No. 133. Therefore, in accordance with FASB Statement No. 133, the Company adjusted the pay-fixed interest swaps to the current market value through operations. An interest rate swap liability of $78,877 was recorded in other liabilities in the consolidated balance sheet as of December 31, 2007 and the interest swap liability was zero as of September 30, 2008 because both the swaps were terminated on June 30, 2008. A loss on interest swap contracts of $18,123 and $82,731 was recorded in other income (expense) in the consolidated statements of operations during the nine-month period ended September 30, 2008 and the year ended December 31, 2007, respectively. A gain on interest swap contracts of $85,982 is recorded in other income (expense) in the consolidated statement of operations for the year ended December 31, 2006.

Concentration of Major Vendors — At September 30, 2008, Michelin, Bridgestone, and Continental approximated 39%, 36%, and 17%, respectively, of total trade accounts payable. At December 31, 2007, Michelin, Bridgestone, and Continental approximated 37%, 38%, and 19%, respectively, of total accounts payable.

Warranty — The Company processes warranty claims on behalf of wholesale customers to the extent that the claims are covered under the original manufacturer’s warranty. For such processing, receivables and payables to customers are recorded.

The Company also provides a one-year warranty to retail tire customers against road hazard damages. The Company accrues all expected costs related to the warranty at the time of the related retail tire sale. These costs are included in accrued expenses in the consolidated balance sheets. The Company’s warranty accrual represents management’s best estimate of probable liability and bases the estimate on historical experience and other currently available evidence. Changes in the warranty accrual consist of the following:

	September 30, 2008	December 31, 2007
Beginning balance	$150,000	$—
Payments made during the reporting period	(313,037)	(392,840)
Accrual related to units sold during the current period	313,037	346,840
Changes for accrual related to preexisting units sold	—	196,000

Ending balance	$150,000	$150,000

Revenue Recognition — Revenue is recognized when risk of loss and title to the product transfers to the customer, which is typically upon delivery to the customer; collection of the relevant receivable is probable; persuasive evidence of an arrangement exists; and the sales price is fixed or determinable, and is recorded net of cash and volume discounts. Commission income is recognized on a net basis for tire brokerage services in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, when the Company completes services.

Shipping and Handling Costs — The Company records shipping and handling fees charged to customers in net sales and shipping and handling costs incurred in selling, general, and administrative expenses. The shipping and handling costs included in selling, general, and administrative expenses were approximately $3,805,000, $4,851,000 and $4,900,000 for the nine-month period ended September 30, 2008 and for the years ended December 31, 2007 and 2006, respectively.

Taxes Collected From Customers — The Company excludes taxes collected from customers from net sales and records them on a net basis.

Advertising — The Company charges advertising production costs to operations the first time an advertisement is run. Media (TV and print) placement costs are charged to operations in the month the advertisement appears. Cooperative advertising for the benefit of vendors is recorded and billed to vendors concurrently (see below). Advertising expense, net of earned vendor reimbursements, was $945,413, $3,618,982 and $3,909,127 for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively, which is included in selling, general, and administrative expenses in the consolidated statements of operations.

Certain Consideration Received From a Vendor — The Company received various rebates and incentives from their vendors and accounts for them according to the provisions in EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. Only consideration that represents a direct reimbursement of advertising expenses incurred by the Company is recorded in selling, general, and administrative expense; all other consideration is recorded as a reduction of inventory cost, which decreases cost of sales when the inventory is sold. Consideration earned and due from vendors is recorded as an offset to amounts owed to the vendors in accounts payable and accrued expenses in the consolidated balance sheets. The table below lists the vendor consideration included in the consolidated balance sheets and statements of operations:

Vendor Consideration	As of or During the Nine-Month Period Ended September 30, 2008	As of or During the Year Ended December 31, 2007	As of or During the Year Ended December 31, 2006
Consideration characterized as a reduction of inventory	$1,143,124	$1,317,021	$1,444,724
Consideration characterized as a reduction of cost of sales	4,806,123	9,802,334	8,848,276
Consideration characterized as a reduction of selling, general, and administrative expenses	2,241,408	1,914,710	3,505,698

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year, and a valuation allowance is established accordingly. Income tax expense or benefit is the income tax payable or receivable for the period plus or minus the change in deferred tax assets and liabilities during the period.

The Company files a combined income tax return with III for the State of California. The Company accounts for such income tax based on a stand-alone method for financial statement purposes. For federal and other state income tax returns, the Company files individually.

On January 1, 2007, the Company adopted FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. Adoption of FIN No. 48 did not have an impact on the Company’s consolidated financial statements and unrecognized tax benefits as of September 30, 2008 and December 31, 2007 and for the nine-month period ended September 30, 2008 and the year ended December 31, 2007. Interest expenses and penalties were not recorded as of January 1, 2007, or during the nine-month period ended September 30, 2008 and the year ended December 31, 2007.

Prior to 2005, when the Company was owned 80% by III, the Company was included in the consolidated federal tax return of III.

Recent Accounting Pronouncements — In February 2008, the FASB issued FASB Staff Position (FSP) FAS No. 157-1 and FSP FAS No. 157-2. FSP FAS No. 157-1 amends FASB Statement No. 157 to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under FASB Statement No. 13. FSP FAS No. 157-2 delays the effective date of FASB Statement No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company has not completed the process of evaluating the impact that will result from adopting FSP FAS No. 157-1 and FSP FAS No. 157-2; thus, such impact on the Company’s consolidated financial position, results of operations, or cash flows has not been determined.

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations. FASB Statement No. 141(R) was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FASB Statement No. 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FASB Statement No. 160 was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require all entities to report noncontrolling interests in subsidiaries in the same way — as equity in the consolidated financial statements. Moreover, FASB Statement No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. FASB Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company has not completed the process of evaluating the impact that will result from adopting FASB Statement No. 160, and thus, such impact on the Company’s consolidated financial position, results of operations, or cash flows has not yet been determined.

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Lives of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of FSP FAS No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under FASB Statement No. 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141(R) and other accounting principles generally accepted in the United States of America. FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP FAS No. 142-3 to have a material effect on its consolidated financial position, results of operations, or cash flows.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. FASB Statement No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements presented in conformity with accounting principles generally accepted in the United States of America. FASB Statement No. 162 will be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe the implementation of FASB Statement No. 162 will have a material impact on its consolidated financial position, results of operations, or cash flows.

3.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2008 and December 31, 2007 are summarized as follows:

Type	Useful Lives	September 30, 2008	December 31, 2007
Land	Indefinite	$800,000	$800,000
Buildings	39 years	2,800,000	2,800,000
Building improvements	Remaining useful life of buildings	753,202	753,202
Machinery and equipment	3–15 years	6,328,487	6,878,265
Furniture and fixtures	3–5 years	1,900,565	3,014,132
Leasehold improvements	Shorter of lease term or useful life	3,146,012	3,052,964
Vehicles	3–5 years	782,805	1,296,536
Computers and software	3 years	1,192,842	2,551,307

		17,703,913	21,146,406
Less accumulated depreciation and amortization		(8,864,595)	(12,017,886)

		$8,839,318	$9,128,520

Depreciation expense was $1,416,658, $2,021,069 and $1,900,442 for the period ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively, which is included in selling, general, and administrative expenses in the consolidated statements of operations.

4.	GOODWILL AND INTANGIBLE ASSETS

The Company has determined that it is one reporting unit for the purposes of evaluating goodwill for impairment. During its annual impairment test for 2008 and 2007, the Company estimated the fair value of the reporting unit using a combination of income (discounted cash flow model) and market approach valuation techniques. The results of the test indicated that the fair value of the Company exceeded its carrying value and accordingly, no impairment was recorded. If future financial results are less than the forecasted amounts included in the discounted cash flow model, an impairment may be recorded in the near future. During 2006, the Company recorded impairments of $14,000,000, $970,000, and $219,444 to its recorded goodwill, trademark, and covenant not to compete, respectively, due to a decline in market conditions and lower forecasted results.

On May 23, 2007, the Company acquired $25,000 in goodwill associated with the acquisition of a retail store in the Illinois area. The full amount of goodwill acquired in 2007 is expected to be deductible for tax purposes. There were no transactions during the nine-month period ended September 30, 2008 that affected goodwill. Changes in the carrying amount of goodwill for the year ended December 31, 2007 are as follows:

Balance — December 31, 2006	$11,030,078
Goodwill (Alton, IL) in 2007	25,000

Balance — December 31, 2007	$11,055,078

Intangible assets as of September 30, 2008 and December 31, 2007 consisted of the following:

		Recorded Value
	Life	September 30, 2008	December 31, 2007
Trademark	Indefinite	$2,100,000	$2,100,000
Covenant not to compete	3 years	100,000	100,000
Other	10–15 years	106,380	106,380

		2,306,380	2,306,380
Less accumulated amortization		(183,263)	(142,763)

		$2,123,117	$2,163,617

Amortization expense of $40,500, $55,945 and $172,351 for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively, was included in selling, general, and administrative expenses in the consolidated statements of operations. Estimated future amortization expense is as follows:

Fiscal Year

2008 (October–December)	$5,500
2009	5,999
2010	3,916
2011	2,392
2012	1,059
2013 and thereafter	4,251

5.	ACQUISITIONS

On May 23, 2007, the Company acquired certain assets of a retail store in Alton, Illinois for $244,966 in cash. The store was acquired based on the location and historical business performance. On November 1, 2007, the Company acquired certain assets of a retail store in Ventura, California, in exchange for accounts receivable forgiven, which amounted to $120,177. The assets were acquired from a Tire Pros franchisee. The results of operations of these stores are included in the consolidated statements of operations since the respective acquisition dates. The estimated fair value of assets acquired at the date of acquisition is summarized as follows:

	Alton	Ventura
Goodwill	$25,000	$—
Inventory and supplies	89,966	46,080
Property and equipment	130,000	74,097

	$244,966	$120,177

Pro forma disclosures have been omitted as these acquisitions are considered to be immaterial.

On August 31, 2006, the Company acquired all the assets of three Greiner retail stores (2 in Missouri and 1 in Illinois), for $598,083 in cash.

The results of operations of these stores are included in the consolidated statement of operations since the respective acquisition dates. The estimated fair value of the assets acquired at the date of the acquisitions is summarized as follows:

Goodwill	$268,909
Inventory and supplies	155,517
Property and equipment	173,657

Purchase price	$598,083

The full amount of goodwill is expected to be deductible for tax purposes. Pro forma disclosures have been omitted as this acquisition is considered to be immaterial.

6.	THIRD-PARTY LINES OF CREDIT

The Company had a revolving line of credit with Bank of America permitting borrowings totaling the lesser of $25,000,000 or 75% of eligible accounts receivable, which was secured by equipment and fixtures, inventory, receivables, and all other personal property owned by the Company. The maturity dates for all borrowing with Bank of America were extended through amendments made to the original borrowing agreements and the amounts owed were repaid in full in June 2008.

Outstanding borrowings under this line at December 31, 2007 were $16,850,000 and the available line under the agreement was $798,603. The interest rate is equal to the bank’s prime rate minus 0.75% or the London InterBank Offered Rate (LIBOR) or InterBank Offered Rate (IBOR) plus 1.15%, payable on a monthly basis. At December 31, 2007, the interest rate was 5.65%. The Company was subject to various financial covenants, including current ratio and debt to tangible net worth ratios, and other nonfinancial covenants. The Company was not in compliance with these covenants at December 31, 2007; however, the Company obtained a forbearance letter on December 20, 2007 and later amended the debt agreement to waive the covenant requirements as of December 31, 2007.

7.	LONG-TERM DEBT

Long-term debt at September 30, 2008 and December 31, 2007, consisted of the following:

	September 30, 2008	December 31, 2007
5.67% note, payable in monthly installments of $22,500 plus interest, with final payment due August 1, 2012, secured by real property	$1,057,500	$1,260,000
Prime rate minus 0.75% or LIBOR or IBOR plus 1.25% term loan, payable to Bank of America in monthly installments of $166,667 that was paid in full in May 2008		1,833,334
Other	77,639	54,125

Total debt	1,135,139	3,147,459
Less current portion	308,402	2,146,011

Long-term debt — excluding current portion	$826,737	$1,001,448

The Company is subject to a financial covenant to maintain a certain loan-to-value ratio under the 5.67% note payable. The Company was in compliance with this covenant as of September 30, 2008 and December 31, 2007. The Company was also subject to various covenants with which it was not in compliance at December 31, 2007 related to the $1,833,334 term loan; however, the violations were subsequently waived by the bank in February 2008.

The aggregate maturities of long-term debt for the three months ended December 31, 2008 and each of the four years subsequent to December 31, 2008, are as follows:

Fiscal Year

2008 (October–December)	$80,209
2009	298,847
2010	283,190
2011	284,159
2012	188,734

Total	$1,135,139

8.	RELATED-PARTY TRANSACTIONS

Due from affiliates includes $505,638 and $732,964 at September 30, 2008 and December 31, 2007, respectively, from ACCC representing primarily rebates earned from various tire manufacturers.

The following amounts included in the captions below are due from III:

	September 30, 2008	December 31, 2007
Income tax receivable	$6,099,074	$5,775,000
Other receivables (interest from income tax receivable)	1,107,560	920,060

Total	$7,206,634	$6,695,060

The Company purchases certain tire inventory from ITR USA, Inc. (ITA), an affiliated company whose shares are held 60% by Itochu and 40% by III. At September 30, 2008 and December 31, 2007, due to affiliates included payables to ITA of $12,511,170 and $5,678,130, respectively, on net 90-day terms and do not bear interest. Purchases from ITA were $33,636,903 and $37,776,724 during the nine-month period ended September 30, 2008 and the year ended December 31, 2007, respectively.

In 2006, the Company entered into a $26,000,000 credit agreement with III. On January 10, 2008, the Company obtained an increase in the line of credit with III from $26,000,000 to $50,000,000 and extended the maturity date to July 31, 2008. On June 25, 2008, the Company increased the available line of credit to $59,345,000 and extended the maturity date of line of credit until June 30, 2009. The outstanding balance on the line of credit was $54,100,000 and $21,000,000 at September 30, 2008 and December 31, 2007, respectively.

The line of credit has a variable interest rate that resets on a quarterly basis based on LIBOR plus 0.5%. The interest rate was 3.03% and 6.24% at September 30, 2008 and December 31, 2007, respectively. Interest expense to III amounted to $1,151,199, $1,401,682 and $462,623 for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively.

Certain management, relatives of management, and an employee have ownership interests in properties that are leased by the Company (see Note 10). Gross rent expense to related parties was $1,050,190, $1,539,297 and $1,788,185 for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively, and is included in selling, general, and administrative expenses in the consolidated statements of operations.

The Company has extensive transactions and relationships with its affiliated companies. Accordingly, the accompanying consolidated financial statements may not be indicative of conditions that would have existed or the results of operations that would have occurred if the Company had operated without such affiliation.

9.	INCOME TAXES

The components of income tax (expense) benefit for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006:

	Nine-Month Period Ended September 30,	Year Ended December 31,	Year Ended December 31,
	2008	2007	2006
Federal:
Current tax (expense) benefit	$(1,030,397)	$1,007,820	$103,110
Deferred tax (expense) benefit (exclusive of net operating loss (NOL) carryforwards and valuation allowance)	(384,960)	174,743	3,870,073
Net operating loss carryforwards	2,859,436
Valuation allowance	(6,111,687)

Total federal (expense) benefit	(4,667,608)	1,182,563	3,973,183

State:
Current tax benefit	297,206	15,453	33,515
Deferred tax expense (exclusive of NOL carryforwards and valuation allowance)	(153,480)	(182,932)	1,102,655
Net operating loss carryforwards	14,945	202,840
Valuation allowance	(857,850)

Total state (expense) benefit	(699,179)	35,361	1,136,170

Total tax (expense) benefit	$(5,366,787)	$1,217,924	$5,109,353

The principal differences between the actual effective income tax rate and the statutory rate are as follows:

	Nine-Month Period Ended September 30, 2008	Rate	Year Ended December 31, 2007 (Provision) Benefit	Rate	Year Ended December 31, 2006 (Provision) Benefit	Rate
Federal tax benefit at statutory rate	$1,474,597	(35.00)%	$1,226,150	(35.00)%	$(5,163,117)	(35.00)%
State tax benefit exclusive of valuation allowance	158,672	(3.77)	22,985	(0.7)	(740,327)	(5.0)
Nondeductible goodwill impairment					591,500	4.0
Meals and entertainment	(26,689)	0.73	(31,032)	0.09	62,141	0.40
Change in valuation allowance	(6,969,537)	165.42
Other	(3,830)	0.00	(179)	0.00	140,450	1.00

	$(5,366,787)	127.38%	$1,217,924	(28.90)%	$(5,109,353)	(34.60)%

The components of the net deferred tax asset recognized at September 30, 2008 and December 31, 2007 are as follows:

	September 30,	December 31,
	2008	2007
Deferred tax assets:
Current	$1,759,397	$1,934,138
Noncurrent	5,332,347	2,775,038

Total deferred tax assets	7,091,744	4,709,176

Deferred tax liabilities:
Current	(6,627)	(5,869)
Noncurrent	(115,580)	(69,711)

Total deferred tax liabilities	(122,207)	(75,580)

Tax liabilities	6,969,537	4,633,596
Less tax valuation allowance	(6,969,537)

	$—	$4,633,596

The tax effects of temporary differences that give rise to significant portions of the deferred taxes at September 30, 2008 and December 31, 2007, are as follows:

	September 30, 2008	December 31, 2007
Deferred tax assets:
Allowance for bad debt	$329,408	$223,946
Inventories	923,021	1,013,774
Accrued vacation	335,492	370,195
Deferred compensation	272,654	289,750
Deferred rent	109,611	109,114
Basis difference in property and equipment, goodwill, and intangible assets	2,056,445	2,457,052
Other	64,117	113,499
Net operating loss carryforwards	3,000,996	131,846

Total deferred tax assets	7,091,744	4,709,176

Deferred tax liabilities:
Cumulative equity in net income of ACCC	(115,580)	(69,711)
Other	(6,627)	(5,869)

Total deferred tax liabilities	(122,207)	(75,580)

Total net deferred tax asset	$6,969,537	$4,633,596

At September 30, 2008, management of the Company determined, based on prior and current operating results and future projected taxable income, it is more likely than not that the deferred tax assets will not be realized. The valuation allowance for net deferred tax assets increased by $6,969,537 during the nine-month period ended September 30, 2008.

The Company filed a consolidated federal income tax return with III and certain other subsidiaries of III for tax years prior to 2005. The Company files a combined California income tax return with III and certain other subsidiaries of III. III and the Company filed amended tax returns for years 2002 through 2005.

Income tax receivable consisted of the following items:

	September 30, 2008	December 31, 2007
Refunds for 2002–2004 amended federal income tax returns	$5,412,000	$5,412,000
Refunds for California income tax returns	687,000	363,000
Refunds for 2002–2004 various other state amended income tax returns	238,000	221,000
Payable for federal income tax for 2005 amended return		(354,000)
Refunds from carryback of 2007 federal net operating loss to 2005		991,000
Overpayment carried over	1,051,891	1,137,623

Total income tax receivable	$7,388,891	$7,770,623

At September 30, 2008, the Company has net operating loss carryforwards for federal income tax purposes of approximately $8,170,000, which will expire in years 2027 through 2028, and for state income tax purposes of approximately $7,143,000, which will expire in years 2012 through 2028.

The Internal Revenue Service (IRS) is currently examining the Company for the tax years 2002 through 2005. The tax years 2006 and 2007 are open years for the IRS to examine. For state taxes, open-year periods for tax examination by tax authorities are between 2003 and 2007.

10.	COMMITMENTS AND CONTINGENCIES

Leases — The Company maintains noncancelable operating leases, primarily for warehouse and retail locations, that expire over the next nine years. These leases generally contain renewal options for periods ranging up to five years or more and frequently require the Company to pay executory costs, such as property taxes, maintenance, and insurance. The Company subleases certain retail locations to franchisees under noncancelable operating leases. The Company records rent expense and sublease income associated with these leases on a straight-line basis over the terms of the leases. Future minimum lease payments under noncancelable operating leases as of September 30, 2008, are:

	Third	Related		Sublease
	Parties	Parties	Total	Income
2008 (October–December)	$1,488,957	$340,351	$1,829,308	$(180,818)
2009	5,416,432	1,338,746	6,755,178	(712,184)
2010	4,620,163	807,035	5,427,198	(361,997)
2011	3,319,908	811,309	4,131,217	(250,421)
2012	2,533,200	815,754	3,348,954	(258,272)
Thereafter	4,124,607	1,794,194	5,918,801	(359,556)

Total minimum lease payments	$21,503,267	$5,907,389	$27,410,656	$(2,123,248)

Rental expense of $4,928,921, $4,983,468 and $6,089,746 during the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively, net of sublease payments, was included in selling, general, and administrative expenses in the consolidated statements of operations.

Letters of Credit — At September 30, 2008 and December 31, 2007, the Company has $60,000 and $260,000, respectively, of reimbursement obligations to Bank of America for a letter of credit in favor of Universal Underwriters Insurance Company as beneficiary.

Additionally, as of September 30, 2008 the Company has a reimbursement obligation to Mizuho Bank for a letter of credit in favor of United States Fire Insurance Company for $655,000 to guarantee self-insured workers’ compensation liabilities. The $655,000 letter of credit reduced the availability under the III line of credit, which was entered into June 25, 2008.

Litigation Matters — The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

11.	EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) plan, which covers substantially all employees who qualify as to age and length of service. Each year, participants of the plan may elect to contribute up to 15% of pretax annual compensation. The Company may make matching 401(k) contributions for each plan year which are determined annually by the Company. The Company’s contribution for the nine-month period ended September 30, 2008 and the years ended December 31, 2007 and 2006 was $372,847, $477,044 and $396,954, respectively. These amounts were included in selling, general, and administrative expenses in the consolidated statements of operations.

The Company also has a deferred compensation plan, which is a nonqualified benefit plan for highly compensated employees. Included in other liabilities were $921,224 and $1,187,710 as of September 30, 2008 and December 31, 2007, respectively, of deferred compensation liability related to the plan. The plan assets were invested in mutual funds carried at fair value totaling $921,224 and $1,187,710 as of September 30, 2008 and December 31, 2007, respectively, which are recorded in other assets in the consolidated balance sheets. Unrealized losses of $213,775 were recorded during the nine-month period ended September 30, 2008. Unrealized gain on these investments of $244,174 and $105,407 was recorded during the years ended December 31, 2007 and 2006. Both gains and losses were recorded in other income — net in the consolidated statement of operations.

12.	SUBSEQUENT EVENTS

On December 18, 2008, American Tire Distributors, Inc., a wholly-owned subsidiary of American Tire Distributors Holdings, Inc. acquired all of the issued and outstanding capital stock of the Company.

******

Exhibit 99.3

Unaudited Pro Forma Condensed Combined Financial Statements

On December 18, 2008, American Tire Distributors, Inc. (“ATD”), a wholly-owned subsidiary of American Tire Distributors Holdings, Inc. (“Holdings” or the “Company”), acquired all of the issued and outstanding capital stock of Am-Pac Tire Dist. Inc. (“Am-Pac”) pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008. The aggregate purchase price of this acquisition, subject to adjustments, was approximately $74.8 million, consisting of $72.0 million in cash, of which $9.8 million is held in escrow and $59.1 million was used to pay off Am-Pac’s outstanding debt, and $2.8 million in direct acquisition costs.

The acquisition has been treated as a purchase business combination pursuant to Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) with Holdings considered the acquiring corporation for accounting and financial reporting purposes. Accordingly, in the Unaudited Pro Forma Condensed Combined Balance Sheet as of October 4, 2008, the purchase price paid by Holdings, together with the direct acquisition costs, have been allocated to the assets acquired and liabilities assumed based upon management’s preliminary estimate of their respective fair values as of the date of acquisition. The $9.8 million held in escrow has been excluded in the preliminary allocation of the cost of the assets acquired and liabilities assumed as it represents contingent consideration for which the contingency has not been resolved. Unless Holdings makes a proper claim for indemnity, as described in the Stock Purchase Agreement, prior to the eighteenth (18th) month anniversary of the closing, any amounts remaining in escrow plus any of the proceeds earned thereon will be released to the sellers. Also, in accordance with SFAS No. 141, a deferred credit has been placed against a portion of the restricted cash that relates to the preliminary balance of negative goodwill. The amounts allocated to assets acquired and liabilities assumed in the Unaudited Pro Forma Condensed Combined Financial Statements are based on management’s preliminary valuation estimates. The actual allocation of the purchase price and the resulting effect on income may differ from the unaudited pro forma amounts included herein, once the Company completes its final determination of fair value.

As part of the acquisition of Am-Pac, Holdings acquired certain retail stores and operations. As it is management’s intention to divest of these stores during fiscal 2009 and in conjunction with the requirements of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the related assets, including the allocation of purchase price, and the related liabilities of the retail reporting unit are classified as held for sale within the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet as of October 4, 2008.

The Unaudited Pro Forma Condensed Combined Statements of Operations include certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as increased amortization expense on acquired intangible assets and increased interest expense on borrowings incurred to finance the acquisition, as well as, purchase accounting adjustments to apply Holdings’ accounting policies and practices. In addition, the Unaudited Pro Forma Condensed Combined Financial Statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructurings of Holdings resulting from the acquisition. No assurances can be made as to the amount of net cost savings, if any, that may be realized. Therefore, the actual amounts recorded as of the completion of the transaction and thereafter may differ from the information presented herein.

Holdings’ fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Am-Pac’s fiscal year ends on December 31. The Unaudited Pro Forma Condensed Combined Balance Sheet as of October 4, 2008 combines the historical consolidated balance sheet of Holdings and the historical consolidated balance sheet of Am-Pac, giving effect to the acquisition as if it had been consummated on October 4, 2008. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 29, 2007, combines the historical consolidated statements of operations of Holdings and Am-Pac, giving effect to the acquisition as if it had occurred on December 31, 2006 (the first day of Holdings 2007 fiscal year). The Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended October 4, 2008 combines the historical consolidated statements of operations of Holdings and Am-Pac, giving effect to the acquisition as if it had occurred on December 30, 2007 (the first day of Holdings 2008 fiscal year).

These Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the:

•	Accompanying notes

•

Separate audited consolidated financial statements of Holdings included in its Annual Report on Form 10-K for the fiscal year ended December 29, 2007 and its Quarterly Report on Form 10-Q for the nine months ended October 4, 2008

•	Separate audited consolidated financial statements of Am-Pac as of and for the nine months ended September 30, 2008 and years ended December 31, 2007 and 2006 included in Exhibit 99.2 of this report

The Unaudited Pro Forma Condensed Combined Financial Statements are for informational purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the acquisition been completed as of the dates specified and should not be taken as representative of the future consolidated results of operations or financial condition of the combined company. In addition, the pro forma adjustments are based upon currently available information and certain assumptions that management of the Company believes are reasonable.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of October 4, 2008

(In thousands)

	Holdings	Am-Pac	Pro Forma Adjustments		Combined
Assets
Current assets:
Cash and cash equivalents	$9,081	$1,632	$74	(A)	$10,787
Restricted cash	575	—	2,541	(B)	3,116
Accounts receivable, net of allowance for doubtful accounts	179,888	27,655	(599)	(A)	206,944
Inventories	409,598	74,694	(3,520)	(C)	480,772
Assets held for sale	2,036	—	20,400	(A)	22,436
Deferred income taxes	12,681	—	2,821	(K)	15,502
Income tax receivable	—	7,389	(6,099)	(D)	1,290
Other current assets	11,660	4,558	(1,406)	(D)	14,812

Total current assets	625,519	115,928	14,212		755,659

Inventories	—	2,241	—		2,241
Property and equipment, net	46,490	8,839	2,102	(E)	57,431
Goodwill	370,330	11,055	(11,055)	(F)
			(3,399)	(F)	366,931
Other intangible assets, net	231,237	2,123	(2,123)	(F)
			14,055	(G)	245,292
Other assets	24,552	1,609	5,217	(K)
			116	(L)	31,494

Total assets	$1,298,128	$141,795	$19,125		$1,459,048

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$301,351	$67,522	$(735)	(A)	$368,138
Liabilities held for sale	—	—	1,900	(A)	1,900
Line of credit due to affiliate	—	54,100	(54,100)	(H)	—
Accrued expenses	33,970	4,008	4,901	(I)	42,879
Current maturities of long-term debt	2,979	308	(23)	(A)	3,264

Total current liabilities	338,300	125,938	(48,057)		416,181

Long-term debt	622,337	827	74,804	(J)	697,968
Deferred income taxes	74,628	—	2,165	(K)	76,793
Other liabilities	13,237	921	4,322	(I)	18,480
Redeemable preferred stock	23,302	—	—		23,302
Stockholders’ equity:
Common Stock	10	29,925	(29,925)	(M)	10
Additional paid-in capital	218,012	—	—		218,012
Warrants	4,631	—	—		4,631
Accumulated earnings (deficit)	5,970	(15,816)	15,816	(M)	5,970
Accumulated other comprehensive loss	(2,199)	—	—		(2,199)
Treasury stock, at cost	(100)	—	—		(100)

Total stockholders’ equity	226,324	14,109	(14,109)		226,324

Total liabilities and stockholders’ equity	$1,298,128	$141,795	$19,125		$1,459,048

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended October 4, 2008

(In thousands)

	Holdings	Am-Pac	Pro Forma Adjustments		Combined
Net sales	$1,517,300	$244,021	$—		$1,761,321
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,249,110	184,679	—		1,433,789
Selling, general and administrative expenses	204,084	62,104	507	(N)
	—	—	(226)	(O)
	—	—	(41)	(P)	266,428

Operating income (loss)	64,106	(2,762)	(240)		61,104
Other income (expense):
Interest expense, net	(44,402)	(1,394)	1,151	(Q)
			(3,265)	(R)	(47,910)
Other, net	(953)	(57)	—		(1,010)

Income (loss) from operations before income taxes	18,751	(4,213)	(2,354)		12,184
Income tax provision (benefit)	8,200	5,367	(7,874)	(S)	5,693

Net income (loss)	$10,551	$(9,580)	$5,520		$6,491

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended December 29, 2007

(In thousands)

	Holdings	Am-Pac	Pro Forma Adjustments		Combined
Net sales	$1,877,480	$323,711	$—		$2,201,191
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,552,975	243,938	—		1,796,913
Selling, general and administrative expenses	258,347	81,577	676	(N)
	—	—	(433)	(O)
	—	—	(56)	(P)	340,111

Operating income (loss)	66,158	(1,804)	(187)		64,167
Other income (expense):
Interest expense, net	(61,633)	(2,198)	1,402	(Q)
			(5,461)	(R)	(67,890)
Other, net	(285)	499	—		214

Income (loss) from operations before income taxes	4,240	(3,503)	(4,246)		(3,509)
Income tax provision (benefit)	2,867	(1,218)	(1,630)	(S)	19

Net income (loss)	$1,373	$(2,285)	$(2,616)		$(3,528)

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

American Tire Distributors Holdings, Inc.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of Pro Forma Presentation:

Holdings’ fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Am-Pac’s fiscal year ends on December 31. The Unaudited Pro Forma Condensed Combined Balance Sheet as of October 4, 2008 combines the historical consolidated balance sheet of Holdings and the historical consolidated balance sheet of Am-Pac, giving effect to the acquisition as if it had been consummated on October 4, 2008. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 29, 2007, combines the historical consolidated statements of operations of Holdings and Am-Pac, giving effect to the acquisition as if it had occurred on December 31, 2006 (the first day of Holdings’ 2007 fiscal year). The Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended October 4, 2008 combines the historical consolidated statements of operations of Holdings and Am-Pac, giving effect to the acquisition as if it had occurred on December 30, 2007 (the first day of Holdings’ 2008 fiscal year).

As part of the acquisition of Am-Pac, Holdings acquired certain retail stores and operations. As it is management’s intention to divest of these stores during fiscal 2009 and in conjunction with the requirements of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the related assets, including the allocation of purchase price, and the related liabilities of the retail reporting unit are classified as held for sale within the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet as of October 4, 2008. Where significant, the amount of asset or liability included within the pro forma adjustment to assets or liabilities held for sale is discussed below (see Note 3. Pro Forma Adjustments).

2.	Preliminary Estimated Purchase Price Allocation:

The preliminary purchase price allocation is as follows (in millions):

Total cash consideration	$72.0
Less: Debt paid off to seller	(59.1)

Net cash consideration	12.9
Plus: Transaction fees	2.8
Less: Net book value of assets acquired	(9.3)
Plus: Pre-acquisition intangibles that were written off in purchase accounting	13.2

Excess of purchase price over net book value of assets acquired, excluding pre-acquisition intangibles	19.6
Adjustments to goodwill related to:
Restricted cash (a)	(2.5)
Accounts Receivable	0.6
Income tax receivable	8.4
Property and equipment	(4.1)
Inventory	(0.3)
Assets held for sale	(11.6)
Customer lists	(9.6)
Trademarks and tradenames	(4.5)
Exit costs and termination benefits	10.4
Favorable leases	(0.2)
Net deferred taxes	(6.2)

Total adjustments	(19.6)

Goodwill	$—

(a)	In accordance with SFAS No. 141, includes a deferred credit against restricted cash for the preliminary balance of negative goodwill.

3.	Pro Forma Adjustments:

Unaudited Pro Forma Condensed Combined Balance Sheet

Pro Forma adjustments made by Holdings in connection with the preparation of the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

(A)	Represents the reclassification of assets and liabilities related to the retail reporting unit of Am-Pac to held for sale. See Note 1. Basis of Presentation.

(B)	Reflects a portion of the purchase price held in escrow that has been excluded from the allocation of assets acquired and liabilities assumed as it represents contingent consideration for which the contingency has not been resolved. This balance is also net of a deferred credit of $7.3 million that relates to the preliminary balance of negative goodwill.

(C)	Reflects an adjustment to record Am-Pac’s inventory to its estimated fair market value, which is the estimated selling price less the sum of (a) costs of disposal and (b) a reasonable profit margin for the completing and selling effort. Also includes the reclassification of $3.8 million of inventory related to the retail reporting unit of Am-Pac to assets held for sale.

(D)	Represents income tax receivables and interest on income tax receivables for tax years prior to fiscal 2008 which were not acquired as part of the acquisition. These amounts are due from Itochu International, Inc. Also includes the reclassification of $0.3 million related to the retail reporting unit of Am-Pac to assets held for sale.

(E)	Reflects an adjustment to record Am-Pac’s property and equipment to its estimated fair market value. Also includes the reclassification of $2.0 million of property and equipment related to the retail reporting unit of Am-Pac to assets held for sale.

(F)	Represents the elimination of Am-Pac’s pre-acquisition goodwill of $11.1 million and other identifiable intangible assets, net of accumulated amortization of $2.1 million. Also includes a net reduction of $3.4 million which relates to the total difference between the net assets acquired on December 18, 2008 as compared to the pro forma net assets as of September 30, 2008.

(G)	Represents the estimated fair value of identifiable intangible assets. The preliminary allocation of identifiable intangible assets and their useful lives are as follows (dollars in millions):

	Estimated Fair Value	Estimated Useful Life
Customer list	$6.2	13 years
Customer list	$3.4	17 years
Tradenames	$4.5	Indefinite life

(H)	Represents the elimination of Am-Pac’s current debt due to an affiliate that was paid off in connection with the acquisition.

(I)	Represents the establishment of estimated liabilities for Am-Pac facility closure costs of $7.3 million and termination benefits owed to certain Am-Pac employees of $3.0 million. Also includes the reclassification of $1.1 million of accrued expenses related to the retail reporting unit of Am-Pac to liabilities held for sale.

(J)	Represents borrowings incurred to finance the acquisition, which was financed by ATD’s existing amended revolving credit facility.

(K)	Reflects an adjustment to reduce Am-Pac’s valuation allowance against deferred tax assets based upon a preliminary estimate by Holdings as to realizability subsequent to the completion of the acquisition, a decrease in deferred tax assets related to the increase in the value of Am-Pac’s inventory, an increase in deferred tax liabilities related to the increase in the net book value of Am-Pac’s property and equipment, an increase in deferred tax liabilities related to the preliminary estimated fair market value of Am-Pac’s customer list intangible, an increase in deferred tax assets related to the establishment of an accrual for estimated Am-Pac employee termination benefits, and a reduction in deferred tax liabilities related to the establishment of an accrual for estimated Am-Pac facility closure costs.

(L)	Represents the estimated value of favorable leases. Also includes the reclassification of $0.1 million related to the retail reporting unit of Am-Pac to assets held for sale.

(M)	Represents the elimination of the separate components of Am-Pac’s stockholders’ equity.

Unaudited Pro Forma Condensed Combined Statement of Operations

(N)	Represents the estimated amortization of the identifiable intangible assets, based upon the preliminary valuation and estimated useful lives as reflected in (G) above.

(O)	Represents the estimated reduction in depreciation expense as a result of a decrease in the depreciable value and changes in useful lives of Am-Pac’s property and equipment to estimated fair market value.

(P)	Represents the reversal of the amortization of identifiable intangible assets as previously recorded by Am-Pac that have been eliminated.

(Q)	Represents the reversal of interest expense recognized by Am-Pac related to debt that was paid-off in conjunction with the acquisition.

(R)	Represents the estimate of interest expense associated with incremental borrowings incurred on ATD’s amended revolving credit facility to finance the Am-Pac acquisition.

(S)	Represents the income tax impact of the above pro forma adjustments at the statutory tax rate for Holdings. Also includes an income tax benefit in the nine months ended October 4, 2008 Unaudited Pro Forma Condensed Combined Statement of Operations related to the elimination in Am-Pac’s previously established valuation allowance against deferred tax assets based upon a preliminary estimate by Holdings as to realizability of these deferred tax assets subsequent to the completion of the acquisition.